UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “TEXTAINER COMPLETES $500 MILLION TERM LOAN AND ANNOUNCES REDEMPTION OF ASSET-BACKED TERM NOTES,” dated May 1, 2014.

Exhibit

1.	Press Release dated May 1, 2014

Exhibit 1

TEXTAINER COMPLETES $500 MILLION TERM LOAN AND ANNOUNCES REDEMPTION OF ASSET-BACKED TERM NOTES

HAMILTON, Bermuda, May 1, 2014 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Limited, which is a wholly-owned subsidiary of the Company, will be entering into a $500 million, five-year term loan with a group of financial institutions led by Union Bank, N.A. as Arranger and ING Belgium SA/NV as Joint Lead Arranger and Joint Bookrunner and including ABN Amro Capital USA LLC; BB&T Capital Markets; BNP Paribas; BBVA Compass Bank; Credit Industriel et Commercial; DBS Bank Ltd.; HSBC Bank USA, N.A.; Santander Bank, N.A.; and Wells Fargo Bank, N.A.

The interest rate under the term loan is a spread over the London Interbank Offered Rate (“LIBOR”) which varies based on leverage. At the closing, the initial interest rate will be LIBOR plus 150 basis points. Including the cost of interest rate hedging for this facility and with consistent corporate leverage, the Company anticipates an effective annual interest rate of less than three percent for the term loans drawn under this facility. The term loan partially amortizes and remaining principal is due in full in five years. The proceeds from borrowings under the credit agreement are expected to be used to purchase containers and for general corporate purposes, including the redemption of debt.

Textainer Limited’s wholly-owned subsidiary, Textainer Marine Containers Limited (“TMCL”) also announced that it has called for full redemption its three outstanding series of asset-backed term notes with aggregate unpaid principal of $662 million. The redemption will occur at par on May 15. Proceeds from the term loan, Textainer Limited’s working capital and borrowings from other debt facilities will fund the redemption of the TMCL notes.

“This new term loan and redemption of the TMCL notes will lower Textainer’s funding costs and free up cash for additional container investments,” commented Hilliard C. Terry, III, Textainer Executive Vice President and Chief Financial Officer, “The closing of these transactions mark the completion of a multi-year plan to restructure the Company’s financing facilities which included: establishing a new series allocation trust, creating a financing facility for older containers, and terminating TMCL, our oldest and least flexible financing entity. All of these actions serve to provide Textainer more financial flexibility, enabling us to better meet our customers’ container needs.”

“We appreciate the participation of new and existing banks and believe this is a clear indication of their confidence in our business model, disciplined operating philosophy and growth opportunities,” concluded Mr. Terry.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, the expected use of proceeds from the borrowings under the credit agreement, the expected effective interest rate for the term loans, lowered funding costs and availability of funds for additional container investments. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. Textainer has more than 2.0 million containers, representing more than 3.0 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III, +1 415-658-8214

Executive Vice President and Chief Financial Officer

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2014

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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